[Letterhead]

CONSENT of AUTHOR

Stephen Wetherup, B.Sc., P.Geo
34176 Cedar Avenue
Abbotsford, British Columbia
Canada V2S 2W1
Telephone: 604-217-1900
Email: swetherup@cciconline.ca

United States Securities and Exchange Commission

TSX Venture Exchange

I, Stephen Wetherup, do hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Quaterra Resources Inc. (the “Company”) being field with the United States Securities and Exchange Commission.

The technical report dated November 15, 2006 titled “Independent Technical Report for the Nieves Silver Project, Zacatecas State, Mexico” prepared by Stephen William Wetherup, B.Sc., P. Geo of Caracle Creek International Consulting, Inc.

Dated this 27th day of March 2008.

/s/ S. Wetherup

Stephen Wetherup, B.Sc., P.Geo.